UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on December 13, 2012, entitled "Statoil's share saving plan allocates shares".

Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 10 December 2012 for use in the group's share saving plan have on 12 December 2012 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 8,675,317 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 144.66.

Name	Allocated shares	New shareholding
Adams, Robert	672	7,531
Bacher, Lars Christian	340	13,715
Bjørn, Benedikte Bettina	145	1,131
Dodson, Timothy	607	15,553
Gjærum, Reidar	499	15,776
Iversen, Einar Arne	167	3,952
Klouman, Hans Henrik	723	11,437
Knight, John Nicholas	1,090	40,264
Lund, Helge	423	51,079
Michelsen, Øystein	727	19,019
Nafstad, Hilde Merete	317	3,195
Reitan, Torgrim	661	16,128
Skeie, Svein	566	12,551
Svaan, Morten	211	2,835
Sætre, Eldar	561	21,405
Thomsen, Kåre	486	14,778
Øvrum, Margareth	784	26,576

As participant in the Statoil US Employee Share Savings plan, the Statoil ASA primary-insider Mr. William Maloney has been allocated shares on 12 December 2012, at an average price of USD 24.65:

Name	Allocated shares*	New shareholding*
Maloney, William	878.142990	18,131.903915

The above information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: December 13, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer